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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Axtive Corporation
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                                (Name of Issuer)


                    Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)


                                  05462 R1 00
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                                 (CUSIP Number)


                    Randall G. Ray, Gardere Wynne Sewell LLP
                                1601 Elm Street
                                   Suite 3000
                                Dallas, TX 75201
                                  214-999-3000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 23, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 1


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                                  SCHEDULE 13D

CUSIP No. 05462 R1 00                                         Page 2 of 5 Pages

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      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             GCA STRATEGIC INVESTMENT FUND LIMITED
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                        (B) [ ]
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      3      SEC USE ONLY
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      4      SOURCE OF FUNDS*
             WC
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             BERMUDA
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                    7    SOLE VOTING POWER
  NUMBER OF              17,107,787
   SHARES           -----------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
    EACH            -----------------------------------------------------------
  REPORTING         9    SOLE DISPOSITIVE POWER
   PERSON                17,107,787
    WITH            -----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,107,787
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             47.3% * THE PERCENTAGE CALCULATION IS BASED UPON 19,039,622 SHARES OF COMMON STOCK OUTSTANDING ON MAY 23, 2003, WHICH IS THE NUMBER OF SHARES OF COMMON STOCK REPORTED IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2002 AND FILED WITH THE COMMISSION ON NOVEMBER 14, 2002.
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     14      TYPE OF REPORTING PERSON*

             CO
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the ownership of common stock, par value $0.01 per share ("Common Stock"), of Axtive Corporation., a Delaware corporation formerly known as Edge Technology Group, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202. The purpose of this Amendment No. 1 to Form 13D is to reflect the increase in beneficial ownership of Common Stock of GCA Strategic Investment Fund, Limited.

ITEM 2.  IDENTITY AND BACKGROUND

GCA STRATEGIC INVESTMENT FUND LIMITED

         This statement is filed by GCA Strategic Investment Fund Limited, a Bermuda corporation ("GCA" or the "Reporting Company"). The address of GCA's principal business and its principal office is c/o Prime Management Ltd., Mechanics Building, 12 Church Street, Hamilton, Bermuda HM 11. The principal business of GCA is to hold and manage investments in other companies.

DIRECTORS OF GCA

         Pursuant to Instruction C to Schedule 13D, the following information is included herein with respect to the following directors of GCA (each, a "Director"):

                                    Business Address            Present Principal Occupation      Citizenship of
Name of Director                      of Director               or Employment of Director          Director

Joe Kelly                        12 Church Street               Mutual Fund Administrator          Bermuda
                                 Mechanics Bldg.
                                 Hamilton, Bermuda  HM11

John Kelley                      12 Church Street               Mutual Fund Administrator          Bermuda
                                 Mechanics Bldg.
                                 Hamilton, Bermuda  HM11

Rod Forrester                    Wakefield Quinn,               Attorney                           Bermuda
                                 Chancery Hall
                                 52 Reid Street
                                 Hamilton, Bermuda  HM
                                 12

Lewis N. Lester                  227 King Street                Investment Advisor                 United States
                                 Frederiksted, USVI
                                 00840

Michael S. Brown                 227 King Street                Attorney                           United States
                                 Frederiksted, USVI
                                 00840

Bradley A. Thompson              227 King Street                Financial Analyst                  United States
                                 Frederiksted, USVI
                                 00840

         During the last 5 years, neither GCA nor any Director has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither GCA nor any Director was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, GCA or any such Director was or is subject to judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

ITEM 3.  PURPOSE OF TRANSACTION

         The funds needed to acquire the shares beneficially owned by GCA were derived from its working capital account.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Company acquired beneficial ownership of the Securities for the purpose of investment. On May 23, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Company, the Reporting Person, and certain other persons (the "Purchase Agreement"), the Reporting Person (i) purchased 250 (plus 750 shares purchased in an earlier transaction) shares (the "Preferred Shares") of the Company's Series A Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock"), at a price per share of $1,000 and (ii) acquired a warrant to purchase 500,000 shares of Common Stock at a per share exercise price of $0.20 (the "Warrant"). Each share of Preferred Stock is currently convertible into 10,000 shares of Common Stock. The initial conversion price of the Preferred Stock is $0.10, which is subject to future adjustment. Conversion is determined by dividing the liquidation price with respect to the Preferred Stock, which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends, by the conversion price. There are currently no accrued, but unpaid dividends. Accordingly, 10,000,000 shares of Common Stock, which represents the conversion of the Preferred Shares, are included in the Reporting Person's beneficial ownership. Since the Warrant is not exercisable by the Reporting Person within 60 days of the date hereof, the shares of Common Stock represented by the Warrant are not reflected in the Reporting Person's total beneficial ownership. The Reporting Company intends to continuously review its investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by it, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other


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material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) the taking of any other action similar to those enumerated above. The Reporting Company also reserves the right to take other actions to influence the management of the Issuer should it deem such actions appropriate. Brad A. Thompson, a director of the Reporting Person, was appointed a director of the Company on May 23, 2003 in connection with the acquisition of the Preferred Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate Number and Percentage of Securities. The Reporting Company is the beneficial owner of the shares as set forth on page 2.

         (b) Power to Vote and Dispose. The Reporting Company has sole voting and dispositive power over the shares as identified in response to Item 5(a) above.

         (c) Transactions Within the Past 60 Days. The Reporting Company has not effected any other transaction in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships with respect to Securities of the Issuer among the persons listed in Item 2 and between such persons and any person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There are no Exhibits to be filed.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        June 19, 2003
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                                        (Date)


                                        GCA Strategic Investment Fund, Limited

                                        By: /s/ Michael S. Brown
                                           ------------------------------------
                                        Name: Michael S. Brown
                                             ----------------------------------
                                        Title: Director
                                              ---------------------------------